EXHIBIT 23.2

Consent of Independent Auditors

We consent to incorporation by reference in this Registration Statement on Form S-3 of Scanner Technologies Corporation of our report dated February 11 2002, except as to note 5 and the first and second paragraphs of note 12, for which the date is as of April 19, 2002. Such report relates to the consolidated balance sheets of Scanner Technologies Corporation and subsidiaries as of December 31, 2001 and the related consolidated statement of operations, stockholders’ equity and cash flows for the year ended December 31, 2001, which report appears in the December 31, 2002 Annual Report on Form 10-KSB of Scanner Technologies Corporation.

/s/   Lethert, Skwira, Schultz & Co. LLP

St. Paul, Minnesota
December 8, 2003